March 4, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Rofin-Sinar Technologies Inc.
DFAN14A (Film No. 161446859) filed February 23, 2016
DFAN14A (Film No. 161448555) filed February 23, 2016
Filed by SilverArrow Capital Advisors LLP et al.

Dear Ladies and Gentlemen,

On behalf of our clients SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Pluto Fund Limited, Thomas Limberger, Robert Schimanko, Abdullah Saleh A. Kamel, Osama H. Al Sayed, Gebhard Rainer and Jordan Kovler (collectively, the “Filing Persons”), we are responding to the oral comments from Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, provided on February 26, 2016 (the “Comments”) relating to the Filing Persons’ stockholder letter, dated February 23, 2016, which was filed with the Securities and Exchange Commission (the “Commission”) on Schedule 14A (the “Stockholder Letter”) and the Filing Persons’ stockholder presentation, dated February 23, 2016, which was filed with the Commission on Schedule 14A (the “Stockholder Presentation”).

Set forth below are the Filing Persons’ responses to the Comments from the Staff (the “Staff”) of the Commission. For convenience, the Staff’s comments are summarized below in bold and italics, followed by the Filing Persons’ response to the comments as well as a summary of the responsive actions taken. Additionally, the Filing Persons have revised the Stockholder Letter and Stockholder Presentation to qualify additional assertions as statements of belief of the Filing Persons. The Filing Persons have filed the revised versions of the Stockholder Letter and Stockholder Presentation with the Commission.

U.S. Securities and Exchange Commission
Division of Corporation Finance	Page 2	March 4, 2016

DFAN14A (Film No. 161446859) dated February 23, 2016

1.	Revise the disclosure regarding the statement on page 7 that “the current management and board, have plagiarized the SilverArrow “Operational Excellence Strategy”, which has been transparently discussed and publicized by SilverArrow for over one year” to clarify that this assertion is an opinion and statement of belief, as opposed to a statement of fact.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised page 7 of the Stockholder Letter to qualify the assertion as a statement of belief of the Filing Persons.

2.	Provide to the Staff a copy of the 2014 court order referenced on page 7.

Response:	The Filing Persons acknowledge the Staff’s comment and will supplementally provide a copy of the order to the Staff under separate cover. The Filing Persons respectfully advise the Staff that the Filing Persons previously provided a copy of the order to the Staff on November 2, 2015.

DFAN14A (Film No. 161448555) dated February 23, 2016

3.	Identify in the Stockholder Presentation the third parties who have “unfavorable opinions on Rofin” and who “share [your] beliefs,” as described on page 7.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that such third parties include ISS, Glass Lewis, optics.org, Stifel Nicolaus, the Benchmark Company, activiststocks.com, Euro am Sonntag and Longbow Research. The Filing Persons respectfully advise the Staff that these third parties are identified and discussed in greater detail on pages 31 and 32 of the Stockholder Presentation.

In connection with the above comments and our responses, each Filing Person acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporation Finance	Page 3	March 4, 2016

Please do not hesitate to contact me at (212) 841-1111, (646) 441-9111 (fax) or eblanchard@cov.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Eric W. Blanchard

cc:	Via E-Mail
Mr. Thomas Limberger
SilverArrow Capital Advisors LLP
Mr. Kenneth Freeling
Mr. Keir Gumbs
Covington & Burling LLP